Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 30, 2008

TSX Group Inc.

2007 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) of TSX Group Inc.’s (TSX Group) financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the financial year ended December 31, 2007, compared with the year ended December 31, 2006. This MD&A is dated January 30, 2008 and should be read carefully together with our 2007 consolidated financial statements and related notes for the corresponding period. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars unless otherwise indicated and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace “listing fees received”, “initial listing fees received” and “additional listing fees received”, which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this MD&A, specifically issuer services fees billed, initial listing fees billed, additional listing fees billed and total revenue based on initial and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

We present earnings per share prior to a reduction in the value of the future tax asset as an indication of operating performance exclusive of tax charges, which primarily relate to lower federal corporate income tax rates and other adjustments. This measure is unlikely to be comparable to similar measures presented by other issuers. Management uses this measure to assess financial performance excluding non-cash items such as the reduction of the future tax asset.

Executive Summary of Vision, Strategies and Key Current Initiatives1

Our vision: To be a leading Canadian public company that is the best operator of electronic marketplaces on a global standard.

Our strategies:

•	To continue to focus on growth of our core business domestically in terms of superior technology, order flow and products and services.
•	To achieve a leadership position in all asset classes inside Canada, with a particular focus on fixed income, energy and derivatives.
•	To pursue aspirations beyond Canada based on our competitive advantages.

Key current initiatives:

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Technology: In December 2007, we launched TSX Quantum™, our new trading engine which we expect to greatly increase capacity and improve the performance of our equity markets next year. Phased roll-out is planned to continue throughout 2008.

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Derivatives: On December 10, 2007, we announced, together with Montréal Exchange Inc. (MX), that we had agreed to combine TSX Group and MX to create TMX Group Inc. (TMX Group) a leading, integrated, multi-asset class exchange group. The head office of TMX Group will be located in Toronto, and the head office of MX and the derivatives trading and related product operations will remain in Montreal. The combination is subject to approval of MX shareholders and regulatory approvals including approvals from Québec’s Autorité des marchés financiers, the Competition Bureau, Toronto Stock Exchange and the United States Securities and Exchange Commission. We currently expect the transaction to close in the first quarter of 2008. (See “Combination with MX” under the section “Strategies and Outlook” for a discussion of the transaction.)

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1 The “Executive Summary of Vision, Strategies and Key Current Initiatives” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

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Energy: On March 28, 2007, we announced an arrangement to combine Natural Gas Exchange Inc.’s (NGX) strengths in physical clearing with the advanced technology capabilities of IntercontinentalExchange Inc. (ICE), scheduled to launch in the first quarter of 2008. In September 2007, we purchased an option from Enbridge Inc. (Enbridge) and Circuit Technology Ltd. (Circuit Technology) to acquire all the shares of NetThruPut Inc. (NTP), the leading Canadian electronic platform and clearing facility for crude oil. The option is exercisable after March 15, 2009.

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International business development: Leveraging our strengths in the natural resource sector and our Small-Medium Enterprise (SME) expertise, we have been promoting Toronto Stock Exchange and TSX Venture Exchange as listing destinations. In 2007, we completed a successful nine-city U.S. campaign with a particular focus on SMEs.

Overview of the Business

We own and operate equity, energy and fixed income markets in Canada.

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Our equity markets, Toronto Stock Exchange and TSX Venture Exchange, are the primary venues for capital formation and liquidity in Canada. The total market capitalization of the 3,951 issuers listed on our equity exchanges at December 31, 2007 was over $2.1 trillion, making our combined equity exchanges the third largest in North America and the eighth largest in the world. The total volume of securities traded on our two equity exchanges in 2007 was 149.2 billion. There were over 160,000 professional and equivalent subscriptions to our real-time market data at the end of 2007.

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Our energy market, NGX, is a Canadian-based exchange that provides customers with an electronic platform that trades and provides clearing and settlement services for natural gas and electricity contracts. During 2007, 11.2 million terajoules in natural gas and electricity contracts were traded or cleared on NGX. In October 2006, we added to our energy business when we acquired Oxen Inc. (Oxen) which owns the Alberta Watt Exchange Limited (Watt-Ex), a provider of ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

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We acquired our fixed income market, Shorcan Brokers Limited (Shorcan), Canada’s first fixed income inter-dealer broker (IDB) in December 2006. We estimate that the IDB market represents about 34% of total fixed income trading in Canada and that Shorcan’s share of this market is about 33%, or $782 billion in 2007. This complemented the October 2006 purchase of PC-Bond, comprising the leading Canadian fixed income indices, PC-Bond analytics applications and related data assets.

•	We also own 47% of CanDeal.ca Inc. (CanDeal), an institutional fixed income trading system. During 2007, CanDeal traded $617.7 billion in fixed income securities.

Core Business of TSX Group

We derive revenue from three principal sources – issuer services, trading and market data.

2007 revenue of $424.7 million	2006 revenue of $352.8 million

Canadian GAAP requires that we recognize initial and additional listing fees over an estimated service period related to the fees, which we have determined to be ten years, even though we receive these fees upon completion of the transaction and they are non-refundable to customers. We believe it is helpful to also show total revenue based on initial and additional listing fees billed* as this measure links these listing fees more closely with the listing transactions and cash flows we generate from these transactions.

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* See discussion under the heading Non-GAAP Financial Measures.

The following is a reconciliation of total revenue based on initial and additional listing fees billed* to total revenue based on initial and additional listing fees reported:

(in millions of dollars)

	2007	2006
Total revenue based on initial and additional listing fees billed*	$ 503.3	$ 420.2
Initial and additional listing fees billed and deferred to future periods*	($ 134.2)	($ 112.9)
Recognition of initial and additional listing fees billed and previously included in deferred revenue	$ 55.6	$ 45.5
Total revenue based on initial and additional listing fee revenue reported	$ 424.7	$ 352.8

Excess of initial and additional listing fees billed* over initial and additional listing revenue reported	$ 78.6	$ 67.4

2007 revenue of $ 503.3 million* (total revenue based on initial and additional listing fees billed*)	2006 revenue of $ 420.2 million* (total revenue based on initial and additional listing fees billed*)

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* See discussion under the heading Non-GAAP Financial Measures.

**See discussion under the heading Non-GAAP Financial Measures. The composition of issuer services fees billed and a reconciliation to issuer services fees reported is available in our Review of Operations – 2007 under the heading “Issuer Services Revenue”.

Issuer Services

Listings – Toronto Stock Exchange and TSX Venture Exchange

Our listings operations take place through Toronto Stock Exchange, our senior market, and TSX Venture Exchange, our junior market. TSX Venture Exchange also offers a board called NEX2 for issuers that have fallen below TSX Venture Exchange’s ongoing listing standards.

•	At December 31, 2007, 1,613 issuers with an aggregate market capitalization of $2.1 trillion were listed on Toronto Stock Exchange.
•	At December 31, 2007, 2,338 issuers with an aggregate market capitalization of $58.5 billion were listed on TSX Venture Exchange.

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In 2007, revenue from listing fees on the two exchanges was $125.8 million, or 30% of our revenue, of which 78% related to Toronto Stock Exchange listings and 22% related to TSX Venture Exchange listings. Issuer services fees billed** to our issuers in 2007, excluding The Equicom Group Inc. (Equicom), was $204.8 million, or 41% of our total revenue based on initial and additional listing fees billed*, of which 71% related to Toronto Stock Exchange listings and 29% related to TSX Venture Exchange listings.

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In 2006, revenue from listing fees on the two exchanges was $108.5 million, or 31% of our revenue, of which 80% related to Toronto Stock Exchange listings and 20% related to TSX Venture Exchange listings. Issuer services fees billed** to our issuers in 2006 was $175.9 million, or 42% of our total revenue based on initial and additional listing fees billed*, of which 71% related to Toronto Stock Exchange listings and 29% related to TSX Venture Exchange listings.

In general, issuers initially list on Toronto Stock Exchange either in connection with their initial public offerings (IPOs), or by graduating from TSX Venture Exchange. Junior companies generally list on TSX Venture Exchange either in connection with their IPOs or through alternative methods such as TSX Venture Exchange’s Capital Pool Company® (CPC™) program or reverse takeovers.

Issuers list a number of different types of securities including conventional securities such as common shares, preferred shares, rights and warrants, and an expanding variety of alternative types of securities such as exchangeable shares, convertible debt instruments, limited partnership units, exchange-traded fund units, income trust units and structured products.

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2  Unless otherwise indicated, market statistics and financial information for TSX Venture Exchange includes information for NEX.

* See discussion under the heading Non-GAAP Financial Measures.

** See discussion under the heading Non-GAAP Financial Measures. The composition of issuer services fees billed and a reconciliation to issuer services fees reported is available in our Review of Operations – 2007 under the heading “Issuer Services Revenue”.

Other Issuer Services

Issuers that meet initial and ongoing listing requirements of Toronto Stock Exchange or TSX Venture Exchange receive a range of benefits, including opportunities to efficiently access public capital, liquidity for existing investors, mentorship programs and the prestige and market exposure associated with being listed on one of Canada’s national stock exchanges. We also offer issuers access to TSXconnect®, a web-based platform for accessing investor relations management tools. On June 1, 2007, we further expanded our service offerings to issuers with the purchase of Equicom, a leading provider of investor relations and related corporate communication services to public issuers in Canada. In 2007, Equicom generated $7.7 million of revenue for the seven months that they were part of TSX Group.

We generate issuer services revenue primarily by charging issuers the following types of fees:

Initial Listing Fees

Toronto Stock Exchange and TSX Venture Exchange issuers pay initial fees based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. Initial listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. For accounting purposes, we recognize revenue from initial listing fees on a straight-line basis over a ten year period. Unamortized balances are recorded as part of “Deferred revenue - initial and additional listing fees” on the consolidated balance sheet.

Additional Listing Fees

Issuers already listed on one of our equity exchanges pay fees in connection with subsequent capital market transactions, such as the raising of new capital through the sale of additional securities. Additional listing fees are based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. Additional listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. For accounting purposes, we recognize additional listing fees on a straight-line basis over a ten year period. Unamortized balances are recorded as part of “Deferred revenue - initial and additional listing fees” on the consolidated balance sheet.

Sustaining Listing Fees

Issuers listed on one of our equity exchanges pay annual fees to maintain their listing, based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. Sustaining listing fees provide a relatively stable, recurring revenue stream. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

Changes to Listing Fees effective January 1, 20083

On October 31, 2007, we announced changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange. This decision followed a review of listing fees on other major global exchanges. Based on recent market activity at that time, it was anticipated that total issuer services revenue reported would have increased by about one to three percent and total issuer services fees billed* would have increased by about six to eight percent on an annual basis as a result of these changes. For Toronto Stock Exchange listed issuers, the changes include adjustments to the variable rates for initial and additional listing fees and increases to the maximum fee for security-based compensation arrangements. For TSX Venture Exchange issuers, the changes include increases to the minimum and maximum sustaining and additional listing fees and to the initial CPC program listing fee. Actual issuer services revenue reported and actual issuer services fees billed* will depend on future capital market activity.

Trading – TSX Markets, NGX and Shorcan

TSX Markets

Our trading operations for both Toronto Stock Exchange and TSX Venture Exchange are conducted by TSX Markets. Participating Organizations and Member Firms (collectively, POs), acting as principals or agents for retail and institutional investors, place orders to buy or sell listed securities using our fully electronic trading systems.

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In 2007, trading and related fees paid by POs relating to both exchanges represented $134.6 million, or 32% of our revenue. Trading and related revenue was $101.9 million on Toronto Stock Exchange and $32.7 million on TSX Venture Exchange.

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In 2006, trading and related fees paid by POs relating to both exchanges represented $126.3 million, or 36% of our revenue. Trading and related revenue was $98.3 million on Toronto Stock Exchange and $28.0 million on TSX Venture Exchange.

Trading occurs on a continuous basis throughout the day but begins at market open in an auction format and ends with an extended trading session in which trades occur at the closing price, referred to as a single price closing call market. Trading also occurs through crosses in which POs internally match orders and report them through the exchanges. All trades are settled through The Canadian Depository for Securities Limited (CDS), a recognized clearing agency in which we have an approximate 18% ownership interest. The other shareholders are the major Canadian chartered banks and the Investment Dealers Association of Canada (IDA).

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3 The “Changes to Listing Fees effective January 1, 2008” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

* See discussion under the heading Non-GAAP Financial Measures.

Trading activity is affected when listed issuers seek additional listings on foreign exchanges, principally in the United States (often referred to as interlisting or dual listings). Interlistings generally raise the profile of issuers in the global market, and trading volumes for these issuers’ securities often increase across all markets as well as on Toronto Stock Exchange. Whether a significant portion of trading of a particular issuer remains in Canada following its interlisting depends on a number of factors, including the location of the issuer’s shareholder base and the location of research analysts who cover the issuer.

TSX Markets has a dedicated sales team focused on U.S. accounts with the goal of attracting more participants and order flow by raising the level of awareness regarding the benefits of trading on Toronto Stock Exchange and TSX Venture Exchange.

Our trading strategy is to meet market demands by offering superior technology, innovative products and competitive trading fees.

Superior Technology4

In 1997, Toronto Stock Exchange was the first major exchange in North America (and one of the first globally) to move to a fully automated exchange where trading takes place entirely through electronic systems, thereby increasing the speed of execution, accessibility to the exchange and the number of transactions that can be processed. In May 2001, our original electronic trading systems were replaced with a more reliable, flexible and scalable system. In 2003, the gateway systems were replaced with a more scalable and higher throughput system. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions being generated within the marketplace.

In 2006, we worked on three TSXPress™ initiatives to meet increasing market demands: trading system performance enhancements to reduce overall average response time on Toronto Stock Exchange and optimize execution speeds for algorithmic traders. In addition, we implemented the FIX protocol, the global connectivity standard for customers to route orders. In June 2007 we replaced our core trading engine hardware with the next generation of new HP Integrity NonStop servers that use the Intel Itanium 2 processor. In 2006, we also began development on our next generation trading engine, TSX Quantum. TSX Quantum, which contains patented technology, began a phased roll-out in December 2007 that will continue throughout 2008.

The key technology initiative of 2007 and 2008, TSX Quantum, will provide our customers with greater speed and capacity at a lower cost, and we believe it will enable us to attract higher volumes and even more liquidity. Based on laboratory results, response times are in the single digit millisecond range. These single digit response times have been validated in actual production trading with one symbol.

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4 The “Superior Technology” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

We have a business continuity plan designed to provide continuous operations in the event of a disruption to our main facility. As part of this plan, we operate two data centres in separate locations, allowing for back-up recovery in the event that one of the centres experiences a failure.

Innovative Products5

On December 1, 2001, regulatory changes (described below) were introduced, which among other things, permitted the creation of alternative trading systems (ATSs) which could become our significant competitors in the future in addition to the competition we face from established North American exchanges. For example, in 2007, a group of Canada’s leading banks and investment dealers announced their intention to form an ATS to trade Toronto Stock Exchange listed securities, which is currently set to launch in the second half of 2008. Part of our strategy is to continually implement new trading features and methodologies to meet diverse customer requirements for trade execution. The following products have been launched over the last several years:

•	ATXTM, a high-speed TSX trading facility to match firm order flow against in-house liquidity as well as liquidity from other POs.
•	TSX Firm Order eXecution™, or FOX™, a system designed to assist POs to more effectively and efficiently manage capital risk, and to consolidate order flow across trading desks within their own firm.
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TSX Market On Close™ (MOC) facility (designed to increase liquidity and provide lower levels of volatility at the close of the trading session), expanded in 2005 to include all symbols in the S&P/TSX Composite Index[6].

•	Multiple Broker Give-Up, designed to allow investors to distribute their trading relationships among multiple POs.
•	TSX Compliance Automated Reporting SystemTM (CARSTM) provides POs with a suite of compliance-monitoring products.
•	Iceberg orders (large size orders may be entered while disclosing only a small portion of the total order size at any time).
•	Voluntary attribution (allows traders to anonymously execute transactions).

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5 The “Innovative Products” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

6 S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

In 2008 we plan to introduce a smart order router that should help domestic and international customers meet best execution obligations. In addition, we also plan to offer co-location to customers in 2008.

Competitive Trading Fees7

Effective July 1, 2006, we changed the fee model for most issues on Toronto Stock Exchange and TSX Venture Exchange from a value-based fee model to a volume-based fee structure. The volume-based fee structure better aligned our trading fees with the prevailing model in various U.S. marketplaces and replaced the value-based fee model for most issues. This model was structured so that market participants have an incentive to enter orders in the central limit order book. When liquidity is added to the central limit order book, executed passive orders receive a credit on a per security basis, and when liquidity is removed from the central limit order book, each executed active order is charged on a per security basis.

In advance of the roll-out of the TSX Quantum trading engine in December 2007 and continuing throughout 2008, effective November 1, 2007, we implemented further changes to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange. The fee changes are targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants. In addition, the pricing model for TSX Venture Exchange has been aligned more closely with that of Toronto Stock Exchange. These changes were the next phase in the program we launched in 2006 and are consistent with our commitment to reduce the overall cost of trading of Canadian equities.

Given that many of the changes have been structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group’s competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix.

Regulation8

Market integrity is an essential element of any marketplace. Historically, Toronto Stock Exchange and TSX Venture Exchange regulated the market conduct of their POs directly. In order to separate this regulatory function from our business operations, in 2001, we proposed the creation of a separate corporate entity, Market Regulation Services Inc. (RS), to administer a set of universal market integrity rules (UMIR) for marketplaces trading equities in Canada. RS is owned 50% by TSX Inc., a wholly-owned subsidiary of TSX Group, and 50% by the IDA. RS is

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7 The “ Competitive Trading Fees” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

8 The “Regulation” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

recognized by the Ontario, Manitoba, Alberta and British Columbia securities commissions, as well as in Quebec, by the Autorité des marchés financiers, as a self-regulatory organization (SRO) to act as a regulation services provider under National Instrument 21-101-Marketplace Operation and National Instrument 23-101-Trading Rules (together, the ATS Rules). In March 2002, Toronto Stock Exchange and TSX Venture Exchange retained RS to provide regulation services to them under the ATS Rules as agent for each of them. RS monitors and enforces compliance with UMIR by the POs, their directors, officers, employees and affiliates and performs other regulatory functions that our equity exchanges delegate to RS.

In April 2006, the Boards of Directors of the IDA and RS announced a proposal to create a new SRO to succeed the IDA and RS. A joint steering committee was established by the IDA and RS to work with Canadian securities administrators (CSA) and capital markets stakeholders to develop a detailed implementation plan. In May 2007, the Board of Directors of the IDA and the Board of Directors of RS each agreed, subject to the approval of the members of the IDA (which was obtained on December 17, 2007), the shareholders of RS (the IDA and TSX Inc.) and the CSA to create a new SRO, provisionally called New Regco. If these approvals are obtained, New Regco will be the SRO that will provide regulation services to each of Toronto Stock Exchange and TSX Venture Exchange. New Regco will monitor and enforce compliance with UMIR and perform other regulatory functions that our equity exchanges may delegate to New Regco.

NGX9

In March 2004, we acquired NGX, a Canadian-based energy exchange that provides customers with an electronic platform that trades and provides clearing and settlement services for natural gas and electricity contracts. NGX generates trading and clearing revenue by applying fees to all transactions based on the contract volume traded or centrally cleared through the exchange, and charges a monthly fixed subscription fee to each trading customer who trades on NGX. In October 2006, we added to our energy business when we acquired Watt-Ex, a provider of ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

•	NGX’s revenue from trading and clearing activities for the year ended December 31, 2007 was $21.6 million, or 5% of 2007 revenue.
•	NGX’s revenue from trading and clearing activities for the year ended December 31, 2006 was $19.1 million, or 5% of 2006 revenue.

On March 28, 2007, we announced the formation of a transformative technology and clearing alliance for the North American natural gas and Canadian power markets between NGX and ICE. Scheduled for launch in the first quarter of 2008, the alliance brings together the respective

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9 The “NGX” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

strengths of NGX, Canada’s leading energy exchange and North America’s leading physical clearing and settlement facility in energy, and ICE, a world leading electronic energy and soft commodities marketplace. Under the arrangement, North American physical natural gas and Canadian electricity products will be offered through ICE’s leading electronic commodities trading platform. NGX will serve as the clearinghouse for these products.

Shorcan

In December 2006, we acquired Shorcan, Canada’s first fixed income IDB. Shorcan provides a facility for matching orders for federal, provincial, corporate and mortgage bonds and treasury bills for anonymous buyers and sellers in the secondary market. We estimate that the IDB market represents about 34% of total fixed income trading in Canada and that Shorcan’s share of this market is about 33%, or $782 billion in 2007.

Shorcan charges a commission on orders that are matched against an existing posted order. These fees are built into the settlement prices of trades and revenues are generated on trade date.

•	Shorcan’s revenue from trading for the year ended December 31, 2007 was $13.1 million, or 3% of 2007 revenue.
•	Shorcan’s revenue from trading for the one month following the acquisition in December 2006 was $0.9 million.

Market Data - TSX Datalinx

Through TSX Datalinx, we sell our real-time equity quotation and trading data, historical data, as well as third party capital markets information and corporate information to market participants on a global basis. Timely and comprehensive information about market activity and listed issuers assists POs and investors in their decision-making processes and facilitates efficient markets.

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In 2007, market data revenue represented $110.2 million or 26% of our revenue. Market data revenue was $77.6 million on Toronto Stock Exchange, $23.2 million on TSX Venture Exchange, $8.8 million from PC-Bond and $0.6 million on NGX.

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In 2006, market data revenue represented $86.9 million or 25% of our revenue. Market data revenue was $65.7 million on Toronto Stock Exchange, $19.2 million on TSX Venture Exchange, $1.3 million from PC-Bond (following the acquisition in October 2006) and $0.7 million on NGX.

Real-Time Market Data Products10

Trading activity on our equity exchanges produces a stream of real-time data reflecting orders and executed transactions. This stream of data is packaged by TSX Datalinx into real-time market data products and delivered, directly or indirectly, to end users via more than 100 Canadian and global market data vendors that sell data feeds and desktop information services. As at December 31, 2007, there were over 160,000 professional and equivalent real-time data subscriptions in both Canada and the United States, compared with over 139,000 at December 31, 2006. These information services allow end users to view the real-time market activity of several marketplaces, as well as to view supporting reference data, corporate actions, news and foreign exchange rates. These services also enable the end user to transfer the data to applications to manipulate and analyze the data and facilitate automated trading. We also provide market data feeds directly to end users in order to address their requirements for reduced latency.

Our market data distribution platform offers a flexible and reliable environment over which we distribute a wide range of data simultaneously to a large number of clients. We carry data from other sources including CanDeal and stocks traded on the Canadian Trading and Quotation System Inc. (CNQ). In 2005, we added a number of new products including real time interbank foreign exchange rates, TSX/CP Equities NewsTM, as well as data from Perimeter Financial Corp. In 2006, we entered into an agreement with TriAct Canada Marketplace LP to distribute their data. This expanded content set has enhanced our delivery of relevant and timely Canadian capital markets information to our global client base. In December 2007, TSX Datalinx announced that it will distribute Instinet’s Chi-X Canada ATS order and trade data.

In October 2007, we announced that we will be launching a consolidated market data feed of pre and post trade data for equity marketplaces in Canada. The Consolidated Data Feed (CDF™) will be independently operated and the feed will be distributed in a common standard format so that market participants and technology intermediaries can easily and quickly integrate the data into their current applications. This TSX Datalinx offering will reduce the time to market and costs of building to multiple feed formats for these stakeholders and will help facilitate best execution and trade through obligations.

Subscribers for TSX Datalinx data generally pay fixed monthly rates for access to real time streaming data, which differ depending on the number of end users and the depth of information accessed. In addition to streaming data, many individual investors consume real time quote data, for which we charge on a per quote basis. Real-time data fees are primarily driven by the number of data subscriptions and therefore are partly related to industry employment. We charge market data vendors and direct feed clients a fixed monthly fee for access to data feeds. The direct feed business has been growing due to the increase in automated trading. Sales of real-time market data represented approximately 84% of our market data revenue in 2007 and approximately 90% in 2006.

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10 The “ Real-Time Market Data Products” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

Customers currently access NGX data through a fully electronic, independent trading platform. NGX applies a monthly fixed viewing fee to firms who wish to subscribe to market data services.

Historical Market Data Products and Corporate Information

Historical market data products include market information (such as historical pricing, index constituents and weightings) and corporate information (such as dividends and corporate actions). This information is generally made available at the end of the trading day and is used in research, analysis and trade clearing.

Generally, we sell historical data products for a fixed amount per product accessed. Fees vary depending on the type of end use. Data products to be used for commercial purposes require an enterprise-wide license for internal redistribution. We produce two electronic reference data publications for each exchange, a Daily Record and a Monthly Review, both of which are sold on a subscription and firm license basis.

Distribution

TSX Datalinx content is available directly to clients in a variety of ways:

•	via a low latency data feed known as TSX Direct,
•	via tsxdatalinx.com,
•	through a variety of market data vendors,
•	by telecommunications providers and extranets, and
•	via our tsx.com website.

Several direct data feed clients have also engaged us to provide managed services. Under this arrangement, we have co-located their data infrastructure within our data centres to reduce latency and provide bandwidth efficiencies. In 2006, TSX Datalinx re-launched the tsx.com website which provides delayed market data and listed issuer information as well as information about TSX Group and our business. We also introduced online advertising which generates market data revenue.

In June 2007, TSX Datalinx announced its plan to expand the availability of market data information for its customers across North America by becoming a market centre on the Secure Financial Transaction Infrastructure (SFTI). SFTI is the NYSE TransactTools communications network dedicated to the financial industry. SFTI is specifically designed to meet the financial industry’s need for a highly resilient data communications infrastructure while providing for low latency communications between entities. Through SFTI, customers will have more efficient access to real time market information with extremely low latency.

Index Products - Equities

We have long supported indices to measure equity market performance. Toronto Stock Exchange introduced the first Canadian indices in 1934. We introduced the Toronto 35 index in 1987, which was the basis for the world’s first exchange-traded fund, TIPS® (Toronto 35 Index Participation Units). TSX Datalinx and Standard & Poor’s (S&P) collaborated in 1998 to bring global recognition to the Canadian markets.

Together, we introduced several indices, including the S&P/TSX 60 Index (the large capitalization index for the Canadian equity market), and in 2002, we revised and rebranded the S&P/TSX Composite Index (the Index). The Index (formerly the TSE 300 Composite Index®) is the most quoted index for the Canadian equity market, appearing frequently in business media which strengthens our brand profile. In December 2006, we launched the S&P/TSX Global Gold Index in conjunction with S&P. It is an international benchmark that tracks the world’s leading gold companies.

In August 2007, we announced an agreement between TSX Inc. and S&P to secure exclusive use of S&P/TSX equity indices in connection with options, futures and options on futures, beginning in 2009. Also in 2007, we launched four new indices in conjunction with S&P. The S&P/TSX Preferred Share Index is comprised of preferred shares trading on Toronto Stock Exchange that meet criteria relating to minimum size, liquidity, issuer rating and exchange listing. The S&P/TSX Global Mining Index is comprised of the world’s leading mining issuers with holdings and projects all over the globe. The S&P/TSX Equity 60 Index is comprised of the S&P/TSX 60 Index constituents excluding income trusts. The S&P/TSX Canadian Dividend Aristocrats Index is designed to measure the performance of S&P Citigroup Broad Market Index (BMI) Canada constituents that have followed a managed-dividends policy of consistently increasing dividends every year for at least seven years. The S&P/TSX Canadian Dividend Aristocrats Index captures both sustainable dividend income and capital appreciation potential which are both key factors in investors’ total return expectations.

TSX Datalinx has an arrangement with S&P under which we share license fees received from organizations that create products, such as mutual funds and exchange-traded funds (ETFs), based on the S&P/TSX indices. In general, these license fees are based on a percentage of funds under management in respect of those products.

Index and Analytics Products - Fixed Income

In October 2006, we acquired PC-Bond comprising the leading Canadian fixed income indices, PC-Bond analytics applications and related data assets. These indices, renamed DEX Fixed Income Indices in October 2007, are the most widely used fixed income performance benchmarks in Canada. The best known of these indices is the Universe Bond Index (now the DEX Universe Bond Index), which tracks the broad Canadian bond market. In addition to the DEX Universe Bond Index, we now publish a variety of sub-indices for different term and credit sectors, as well as indices for tracking other segments of the market, including high yield bonds, Euro Canadian bonds, maple bonds (Canadian dollar bonds issued by a non-Canadian issuer), yankee bonds, inflation-indexed real return bonds, treasury bills and residential and commercial mortgage-backed securities. Since 1947, Scotia Capital Inc. had been the sole price provider for these indices, which measure the performance of the Canadian fixed income market. Since acquisition of these fixed income indices, we have moved to multi-dealer pricing for the DEX Fixed Income Indices. As of October 1, 2007, ten dealer pricing sources have been added in providing input pricing for the DEX Universe Bond Index.

Changes to Market Data Pricing for 200811

In September 2007, we announced changes to the fee structure for market data products. This followed a review of market data fees on other major global exchanges, over 100% growth in our quote message rates, and the significant appreciation of the Canadian dollar against the U.S. dollar during 2007. Based on recent market activity at that time, it was anticipated that total market data revenue would have increased by about four to six percent on an annual basis as a result of these changes. It was anticipated that market data sales in Canadian dollars would have increased by about one to two percent and that market data sales in U.S. dollars would have increased by about eleven to twelve percent. Actual market data revenue will depend on future sales activity and product mix.

Business Services and Other Revenue

We have assembled a team of exchange technology professionals with extensive industry experience in installing and operating trading and related systems at other global exchanges. We currently provide RS technology and related services necessary for it to conduct its review and real-time monitoring of trading. RS pays us fees for these services, negotiated on an arm’s length basis, in accordance with an agreement which also details service levels. We also have an agreement with CanDeal to provide technology services for a fee in support of its institutional fixed-income trading system.

•	In 2007, business services and other revenue represented $11.3 million, or 3% of our revenue.
•	In 2006, business services and other revenue represented $11.1 million, or 3% of our revenue.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net income was $148.7 million, or $2.19 per common share ($2.17 on a diluted basis) in 2007, compared with net income of $131.5 million, or $1.92 per common share ($1.91 on a diluted basis) for 2006, representing an increase of 13%, largely due to the higher revenue partially offset by higher expenses and income taxes.

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11 The “Changes to Market Data Pricing for 2008” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

Earnings per share prior to a reduction in the value of the future tax asset* was $2.41 ($2.39 on a diluted basis) for 2007, a 16% increase (15% on a diluted basis) over the 2006 earnings per share prior to a reduction in the value of the future tax asset* of $2.08 ($2.07 on a diluted basis). In 2007, the future tax asset was reduced, and income tax expense increased by $15.1 million, primarily as a result of decreases in federal corporate income tax rates which were enacted in June and December 2007. The adjustment resulted in a reduction in net income of $15.1 million, or 22 cents per common share (on both a basic and diluted basis). In 2006, the future tax asset was reduced, and income tax expense increased primarily as a result of decreases in federal corporate income tax rates enacted in June 2006. The adjustment resulted in a reduction in net income of $11.0 million, or 16 cents per common share (on both a basic and diluted basis).

The following is a reconciliation of earnings per share to earnings per share prior to a reduction in the value of the future tax asset*:

Reconciliation for 2007 and 2006

	2007		2006
	Basic	Diluted	Basic	Diluted
Earnings per share	$2.19	$2.17	$1.92	$1.91
Adjustment related to reduction of the future tax asset	$0.22	$0.22	$0.16	$0.16
Earnings per share prior to a reduction in the value of the future tax asset*	$2.41	$2.39	$2.08	$2.07

Revenue

Revenue was $424.7 million for 2007, up $71.9 million, or 20% compared with $352.8 million for 2006, reflecting increased issuer services, trading and market data revenue. Revenue in 2007 included $31.4 million from Shorcan, Watt-Ex, PC-Bond (acquired in Q4/06) and Equicom, acquired in Q2/07 (the acquisitions) as compared with $2.6 million in 2006.

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* See discussion under the heading Non-GAAP Financial Measures.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in 2007 and 2006.

(in millions of dollars)

	Reported				Billed*
	2007	2006	$ increase	% increase	2007	2006	$ increase	% increase
Initial listing fees	$ 13.8	$ 11.4	$ 2.4	21%	$ 32.3	$ 28.4	$ 3.9	14%
Additional listing fees	$ 44.0	$ 35.9	$ 8.1	23%	$104.1	$ 86.3	$ 17.8	21%
Sustaining listing fees**	$ 68.0	$ 61.2	$ 6.8	11%	$ 68.0	$ 61.2	$ 6.8	11%
Other issuer services	$ 8.1	-	$ 8.1	-	$ 8.1	-	$ 8.1	-
Total issuer services fees	$ 133.9	$ 108.5	$ 25.4	23%	$ 212.5	$ 175.9	$ 36.6	21%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. These fees are recorded as “deferred revenue – initial and additional listing fees” and recognized on a straight-line basis over an estimated service period of ten years. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer, and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the value of the future tax asset related to these fees.

In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers.

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* See discussion under the heading Non-GAAP Financial Measures.

**Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	2007	2006
Initial listing fees billed*	$ 32.3	$ 28.4
Initial listing fees billed* and deferred to future periods	($ 31.8)	($ 28.0)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 13.3	$ 11.0
Initial listing fees revenue reported	$ 13.8	$ 11.4

Additional Listing Fees (in millions of dollars)	2007	2006
Additional listing fees billed*	$104.1	$ 86.3
Additional listing fees billed* and deferred to future periods	($102.4)	($ 84.9)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 42.3	$ 34.5
Additional listing fees revenue reported	$ 44.0	$ 35.9

•

Initial and additional listing fees reported increased due to capital market activity and listing fees increases during the period from April 1, 1997 to December 31, 2007 compared with the period from April 1, 1996 to December 31, 2006. Initial and additional listing fees billed* in 2007, as compared with 2006, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

•

The increase in Sustaining listing fees reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

•	Other issuer services includes revenue of $7.7 million from Equicom, acquired in June 2007.

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* See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	2007	2006	$ increase	% increase
Capital markets:
• Toronto Stock Exchange	$ 101.9	$ 98.3	$ 3.6	4%
• TSX Venture Exchange	$ 32.7	$ 28.0	$ 4.7	17%
• Shorcan	$ 13.1	$ 0.9	$ 12.2	1,356%
Capital markets revenue	$147.7	$ 127.2	$ 20.5	16%
Energy markets revenue	$ 21.6	$ 19.1	$ 2.5	13%
Total trading and related revenue	$169.3	$ 146.3	$ 23.0	16%

Capital Markets

•	The increase was primarily attributable to the inclusion of revenue of $13.1 million from Shorcan, acquired in December 2006.
•

The volume of securities traded in 2007 on Toronto Stock Exchange increased by 17% over 2006 (96.1 billion securities in 2007 versus 82.0 billion securities in 2006) and the volume of securities traded in 2007 on TSX Venture Exchange increased by 41% over 2006 (53.2 billion securities in 2007 versus 37.7 billion securities in 2006). The total volume of securities traded in 2007 on both exchanges increased by 25% over 2006 (149.3 billion securities in 2007 versus 119.7 billion securities in 2006).

•

The impact from the growth in the volume of securities traded was partially offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006 and from pricing changes which were effective November 1, 2007.

Energy Markets

•	The increase was partially due to the inclusion of revenue of $1.6 million from Watt-Ex in 2007 compared with $0.3 million in 2006, following the acquisition in October, 2006.
•

In 2007, the volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Watt-Ex which operates a procurement system, increased by 14% over 2006 (11.2 million terajoules in 2007 versus 9.8 million terajoules in 2006). In 2007, NGX deferred more revenue related to longer-term contracts than in 2006, which somewhat offset the increase in revenue.

Market Data Revenue

(in millions of dollars)

2007	2006	$ increase	% increase
$ 110.2	$ 86.9	$ 23.3	27%

•

Market data revenue increased due to a 16% increase in the average number of professional and equivalent real-time market data subscriptions in 2007 versus 2006. There were over 160,000 professional and equivalent real-time market data subscriptions at December 31, 2007. This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

•

The increase was also due to the inclusion of $8.8 million in revenue from PC-Bond, compared with $1.3 million in 2006 (following the acquisition in October 2006), and revenue from on-line delivery of data to retail investors and direct-to-client low latency data feeds for algorithmic traders.

•	The increase was also attributable to fee changes that were effective January 1, 2007.
•	The increase was partially offset by lower revenue recoveries related to under-reported usage of real-time quotes which were $3.7 million in 2007 as compared with $5.6 million in 2006.
•	The increase was also partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since 2006.

Business Services and Other Revenue

(in millions of dollars)

2007	2006	$ increase	% increase
$ 11.3	$ 11.2	$ 0.1	1%
•	Business services revenue increased due to providing additional services to existing and new customers.
•	We billed RS $7.2 million in 2007 for technology related services, unchanged from 2006.

Expenses

Expenses were $181.6 million in 2007, an increase of $33.3 million, or 22%, compared with $148.3 million in 2006. There were $28.3 million of expenses (including our amortization of intangible assets) related to the business operations of the acquisitions as compared with $2.2 million in 2006. The increase in expenses was partially offset by the impact of capitalizing $5.1 million of Compensation and benefits costs and $0.6 million of General and administration costs related to the internal development of the TSX Quantum trading engine.

Compensation and Benefits

(in millions of dollars)

2007	2006	$ increase	% increase
$ 96.3	$ 79.0	$ 17.3	22%
•	Compensation and benefits costs increased by $13.4 million due to costs related to the business operations of the acquisitions.
•

There were higher expenses associated with annual salary increases, higher overall performance incentive accruals and benefit costs. In addition to the costs associated with the acquisitions, there was also an increase of $2.7 million in organizational transition costs in our core business compared with 2006.

•	The increase in 2007 compared with 2006 was partially offset by the impact of capitalizing $5.1 million of internal development costs related to the TSX Quantum trading engine.
•

There were 603 employees at December 31, 2007 versus 548 at December 31, 2006. On June 1, 2007, we acquired Equicom, which has 58 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of General and administration costs. These increases were partially offset by a net reduction of 16 employees in our core businesses.

Information and Trading Systems

(in millions of dollars)

2007	2006	$ increase	% increase
$ 26.5	$ 22.0	$ 4.5	20%
•	Information and trading systems costs increased by $2.0 million due to expenses related to the business operations of the acquisitions. There were also higher maintenance costs.

•	The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

2007	2006	$ increase	% increase
$ 43.0	$ 34.2	$ 8.8	26%
•	General and administration costs increased by $6.6 million due to expenses related to the business operations of the acquisitions.
•

The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07, as well as higher directors’ fees and increased capital tax.

•

General and administration costs do not include $3.1 million of fees paid to external advisors relating to the proposed combination of TSX Group with MX, announced on December 10, 2007. These costs were capitalized and are included in Other Assets.

•

The increase was partially offset by lower costs resulting from the insourcing of the investigative research function. In addition, $0.6 million of internal development costs related to the TSX Quantum trading engine were capitalized.

•	RS billed us $3.5 million for regulation services in 2007, as compared with $3.9 million in 2006. The decrease reflects lower costs from the insourcing mentioned above.

Amortization

(in millions of dollars)

2007	2006	$ increase	% increase
$ 15.8	$ 13.0	$ 2.8	22%
•	Amortization costs increased by $4.1 million reflecting higher amortization associated with the acquisitions, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

2007	2006	$ increase
$ 0.4	($ 0.1)	$ 0.5

•

Income (loss) from investment in affiliate represents our share of CanDeal’s income for 2007 based on our 47% interest in CanDeal. The improvement in earnings is due to CanDeal’s continued progress in adding buy-side institutional investors, the introduction of transaction fees and continued cost containment measures.

Investment Income

(in millions of dollars)

2007	2006	$ (decrease)	% (decrease)
$ 13.9	$ 14.4	($ 0.5)	(3%)
•	Investment income decreased due to lower returns on short term bond and mortgage fund investments, partially offset by improved returns from money market investments.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)
2007	2006	$ increase	2007	2006
$ 108.7	$ 87.4	$ 21.3	42%	40%
•	The effective tax rate in both 2006 and 2007 was higher than our effective statutory tax rate of approximately 35% primarily due to a reduction in the value of the future tax asset in both years.
•

In 2007, there was an increase of $15.1 million in income tax expense due to a reduction in the value of the future tax asset. In June 2007, the federal government enacted changes in corporate income tax rates for 2011 and beyond. As well, in December 2007, the federal government enacted further changes in corporate income tax rates for 2008 to 2012 and beyond.

•

In 2006, there was an increase of $11.0 million in income tax expense, primarily due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate income tax rates for 2008 to 2010 and beyond, which was the primary reason for the reduction in the value of the future tax asset.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

2007	2006	$ (decrease)
$ 302.8	$ 322.1	($ 19.3)
•

The decrease was primarily due to the payment of four dividends of $0.38 per common share, or $103.5 million in aggregate and by payments totalling $107.6 million relating to the repurchase of 2,399,862 common shares under a normal course issuer bid (NCIB) in 2007. In addition, we invested $31.1 million of cash in acquisitions (including intangible assets) and capital expenditures during 2007. These decreases were offset by $221.7 million in cash generated from operations in 2007.

Total Assets

(in millions of dollars)

2007	2006	$ (decrease)
$ 1,523.9	$ 1,572.8	($ 48.9)
•

Total assets decreased primarily due to lower energy contracts receivable of $745.4 million at December 31, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of December 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $745.4 million at December 31, 2007 compared with $889.4 million at the end of 2006.

•

The overall decrease was partially offset by an increase to current assets following a change in accounting policy adopted effective January 1, 2007. We recorded $74.9 million related to the fair value of open energy contracts as at December 31, 2007. NGX also carried offsetting liabilities related to the fair value of open energy contracts which were $74.9 million at December 31, 2007.

Shareholders’ Equity

(in millions of dollars)

2007	2006	($ decrease)
$ 171.9	$ 227.0	($ 55.1)
•

Shareholders’ equity decreased primarily due to dividend payments totaling $103.5 million and the repurchase during 2007 of 2,399,862 common shares at a cost of $107.6 million under our NCIB. The decrease was partially offset by net income of $148.7 million in 2007, including net income from NGX of $4.3 million in 2007, as compared with net income from NGX of $4.7 million in 2006. NGX’s net income decreased reflecting increased General and administration costs associated with our arrangement with ICE, which was somewhat offset by higher revenue.

•

Under the NCIB, we announced that we intend to repurchase up to 6,841,051 of our common shares of which 2,399,862 were repurchased in 2007. These purchases, carried out through the facilities of Toronto Stock Exchange and made in accordance with its requirements, will terminate on August 6, 2008 or such earlier date as we complete our purchases. Effective December 10, 2007, we terminated our pre-defined plan with our appointed broker that permitted us to repurchase our common shares at times when we would not ordinarily be active in the market.

•

At December 31, 2007 there were 66,278,370 common shares issued and outstanding. In 2007, 256,968 common shares were issued on the exercise of share options. At December 31, 2007, 4,421,950 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At December 31, 2007, there were 973,522 options outstanding.

•

We have obtained approval from Toronto Stock Exchange to issue up to 1.5 million common shares in connection with the purchase price payable for NTP if we exercise our right to acquire NTP from Enbridge and Circuit Technology. In addition, we have obtained conditional approval from Toronto Stock Exchange to issue up to 15.5 million common shares in connection with the amalgamation with MX.

•	At January 29, 2008, there were 66,283,370 common shares issued and outstanding and 967,818 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	2007	2006	Increase in cash
Cash Flows from Operating Activities	$ 221.7	$ 189.5	$ 32.2

Cash Flows from Operating Activities were $32.2 million higher in 2007 compared with 2006 due to:

(in millions of dollars)

	2007	2006	Increase / (decrease) in cash
Net income	$ 148.7	$ 131.5	$ 17.2
Amortization	$ 15.8	$ 13.0	$ 2.8
Increase/(decrease) in future tax asset	($ 3.1)	($ 12.6)	$ 9.5
Increase in accounts receivable and prepaid expenses	($ 15.2)	($ 6.1)	($ 9.1)
Net increase in accounts payable and accrued liabilities	$ 7.0	$ 0.6	$ 6.4
Increase in deferred revenue that results from not recognizing a portion of listing fees billed in the year	$ 78.0	$ 67.3	$ 10.7
(Decrease) in income taxes payable	($ 11.5)	($ 7.4)	($ 4.1)
Net increase in other items	$ 2.0	$ 3.2	($ 1.2)
Cash Flows from Operating Activities	$ 221.7	$ 189.5	$ 32.2

Cash Flows from (used in) Financing Activities

(in millions of dollars)

	2007	2006	Increase/ (decrease) in cash
Cash Flows from (used in) Financing Activities	($ 207.4)	($ 85.8)	($ 121.6)

Cash Flows from (used in) Financing Activities were $121.6 million higher in 2007 compared with 2006 due to:

(in millions of dollars)

	2007	2006	Increase/ (decrease) in cash
(Decrease) in obligation under capital lease	($ 0.7)	($ 0.9)	$ 0.2
Proceeds from exercised options	$ 4.4	$ 5.3	($ 0.9)
Dividends paid on common shares	($103.5)	($ 90.2)	($ 13.3)
Repurchase of common shares under NCIB	($107.6)	-	($107.6)
Cash Flows from (used in) Financing Activities	($207.4)	($ 85.8)	($121.6)

Cash Flows from (used in) Investing Activities

(in millions of dollars)

	2007	2006	Increase in cash
Cash Flows from (used in) Investing Activities	$ 2.1	($ 95.2)	$ 97.3

Cash Flows from Investing Activities were $97.3 million higher in 2007 compared with 2006 due to:

(in millions of dollars)

	2007	2006	Increase / (decrease) in cash
Capital expenditures (net proceeds on disposal) primarily related to technology investments and leasehold improvements	($ 6.5)	($ 4.2)	($ 2.3)
Payments related to option to purchase NetThruPut Inc. shares	($ 10.3)	-	($ 10.3)
Acquisitions (net of cash acquired)	($ 8.2)	($ 53.7)	$ 45.5
Additions to intangible assets including TSX Quantum internal development costs	($ 6.2)	-	($ 6.2)
Net sale (purchase) of marketable securities	$ 33.3	($ 37.3)	$ 70.6
Cash Flows from (used in) Investing Activities	$ 2.1	($ 95.2)	$ 97.3

Other Matters12

The recognition order of TSX Group and TSX Inc. contains certain financial viability tests that must be met. If TSX Inc. fails to meet any of these tests for a period of more than three months, TSX Inc. will not, without the prior approval of the Director of the Ontario Securities Commission, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed by Ontario Securities Commission staff.

We currently have no external borrowings. Based on our current business operations and model, including our plans to combine our operations with those of MX to create TMX Group, we believe that we have sufficient resources to operate and continue to grow our business (See “Combination with MX” under the section “Strategies and Outlook” for a discussion of the transaction and related financing of $430.0 million. We have also entered into a three-year, $50.0 million revolving credit facility). Future investments opportunities that may require debt financing could be limited by the financial viability tests mentioned above.

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12 The “Other Matters” section above contains certain forward-looking state>ments. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

Financial Instruments

Cash and Marketable Securities

Our financial instruments include cash and investments in marketable securities. This primarily includes units in a money market fund and a short-term bond and mortgage fund. These investments are recorded at fair value. The primary risks related to these financial instruments are variation in interest rates and counterparty default. Short-term interest rate risk is managed by maintaining a mix between amounts invested in the money market fund and the short-term bond and mortgage fund. We manage credit risk by restricting investments to counterparties with a credit rating of BBB or higher as determined by DBRS Limited. Please refer to “Change in Accounting Policy – Financial Instruments and Comprehensive Income”.

Derivative Financial Instruments

Total Return Swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial economic hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. The contracts are settled in cash upon maturity. The obligation to unit holders is reflected on the balance sheet. To manage counterparty risk, we entered into these total return swaps with a Schedule I Canadian chartered bank. Please refer to “Change in Accounting Policy – Financial Instruments and Comprehensive Income”.

NGX - Fair Value of Open Energy Contracts

As part of its clearing operations, NGX becomes the central counterparty to each transaction. We record NGX’s energy contract receivables and offsetting payables for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not been made. The fair value at the balance sheet date of the undelivered physically settled trading contracts and the forward financially settled trading contracts is recognized in the consolidated assets and liabilities as open energy contracts. There is no impact on the consolidated statement of income. To manage counterparty risk, NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party. Please refer to Change in Accounting Policy – NGX – Fair Vale of Open Energy Contracts and NGX Collateral Arrangements and Clearing Backstop Fund.

NGX Collateral Arrangements and Clearing Backstop Fund13

As part of its clearing operations, NGX becomes the counterparty to each transaction conducted through its electronic trading platform. To backstop its clearing operations, NGX currently has a credit agreement in place with a Canadian chartered bank. We are NGX’s guarantor for this credit agreement up to a maximum of US$100 million. Effective November 1, 2007, to accommodate the anticipated growth in transaction activity, the previously secured guarantee of $30 million was replaced by the unsecured guarantee of US$100 million. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of US$100 million on our unsecured guarantee, to the extent required to cover the loss.

NGX requires each Contracting Party to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed by NGX in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held by NGX at a major Canadian chartered bank. The cash collateral deposits, together with letters of credit provided by the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX in accordance with its margining methodology, for all its unsettled contractual obligations at any point in time.

Contractual Obligations

(in thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4+ years
Capital Lease Obligations	$ 223	$ 152	$ 71	$ –
Operating Leases	78,560	16,004	32,778	29,778
Other Obligations	72,196	17,572	27,884	26,740
Total	$150,979	$33,728	$60,733	$56,518

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13 The “NGX Collateral Arrangements and Clearing Backstop Fund” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

Selected Annual Information

(in thousands of dollars, except per share amounts)

	2007	2006	2005
Revenue	$ 424,724	$ 352,847	$ 289,964
Net income	$ 148,697	$ 131,524	$ 103,353
Total assets	$1,523,919	$1,572,838	$1,557,225
Long-term liabilities	$ 42,515	$ 43,450	$ 30,508
Deferred revenue – initial and additional listing fees (current and long-term)	$ 424,674	$ 346,133	$ 278,775
Earnings per share:
Basic	$ 2.19	$ 1.92	$ 1.52
Diluted	$ 2.17	$ 1.91	$ 1.51
Cash dividends declared per common share	$ 1.52	$ 1.32	$ 0.90

Revenue, Net Income and Earnings per Share

2007

•

For the year ended December 31, 2007, net income was $148.7 million, or $2.19 per common share ($2.17 on a diluted basis) on total revenue of $424.7 million, representing an increase of $17.2 million, or 13%, compared with $131.5 million, or $1.92 per common share ($1.91 on a diluted basis) for the year ended December 31, 2006.

•

The 2007 results reflect significantly higher revenue across all of the primary revenue streams in our core business and also include $31.4 million of revenue from the acquisitions compared with $2.6 million in 2006. This increase in revenue was partially offset by an increase in overall expenses including $28.3 million relating to the acquisitions, compared with $2.2 million in 2006. In 2007, there was a higher income tax expense primarily due to a larger decrease in the value of our future tax asset compared with 2006.

2006

•

For the year ended December 31, 2006, net income was $131.5 million, or $1.92 per common share ($1.91 on a diluted basis) on total revenue of $352.8 million, representing an increase of $28.1 million, or 27%, compared with $103.4 million, or $1.52 per common share ($1.51 on a diluted basis) for the year ended December 31, 2005.

•

The 2006 results reflect significantly higher revenue across all of the primary revenue streams. The increase in revenue was partially offset by an increase in compensation and benefits expenses and information and technology costs as well as higher income tax expense primarily related to a decrease in the value of our future tax asset. Net income in 2006 also reflects higher investment income due to increased cash and marketable securities in 2006 as well as gains on short-term bond and mortgage fund investments in 2006.

Total Assets

2007

•

Total assets decreased primarily due to lower energy contracts receivable of $745.4 million at December 31, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of December 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $745.4 million at December 31, 2007 compared with $889.4 million at the end of 2006.

•

The overall decrease was partially offset by an increase to current assets following a change in accounting policy adopted effective January 1, 2007. We recorded $74.9 million related to the fair value of open energy contracts as at December 31, 2007. NGX also carried offsetting liabilities related to the fair value of open energy contracts which were $74.9 million at December 31, 2007.

2006

•

During 2006, total assets of $1,572.8 million increased by $15.6 million over $1,557.2 million in 2005 due to an increase in cash and marketable securities of $45.9 million, net of $53.7 million (net of cash acquired) of payments related to the purchase of Watt-Ex, Shorcan and Scotia Capital Inc.’s Fixed Income Indices, PC-Bond and related assets In addition, $69.4 million was recorded in 2006 to reflect goodwill and the intangible assets associated with these 2006 acquisitions. The increase was largely offset by lower energy contracts receivable of $889.4 million at December 31, 2006 related to the clearing operations of NGX, compared with $1,004.3 million at the end of 2005. The reduced level of receivables reflected lower natural gas prices in December 2006 compared with December 2005. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $889.4 million at December 31, 2006 compared with $1,004.3 million at the end of 2005.)

Deferred Revenue - Initial and Additional Listing Fees

•

Deferred revenue-initial and additional listing fees increased from 2005 through 2007 as the fees received from initial and additional listings during this period were higher than the amount of revenue recognized for these fees related to prior periods.

Quarterly Information

(in thousands of dollars except per share amounts)

	Dec. 31 /07	Sept. 30 /07	June 30/07	Mar. 31 /07	Dec. 31 /06	Sept. 30 /06	June 30/06	Mar. 31 /06
Revenue	$111,191	$106,127	$106,230	$101,176	$91,025	$81,197	$92,612	$88,013

Net Income	30,439	42,682	39,128	36,448	35,116	33,217	28,464	34,727

Earnings per share:
Basic	0.46	0.63	0.57	0.53	0.51	0.49	0.42	0.51
Diluted	0.45	0.62	0.57	0.53	0.51	0.48	0.41	0.50

2006

•

Revenue in Q2/06 improved over revenue in Q1/06 primarily due to higher market data, issuer services and trading revenue. However, net income for Q2/06 decreased over net income for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income tax expense increased by $9.6 million, largely as a result of these changes in federal corporate tax rates.

•

Revenue in Q3/06 declined over revenue in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. Net income for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased revenue and higher overall expenses.

•

Revenue in Q4/06 improved over revenue in Q3/06 primarily due to higher trading, market data and issuer services revenue. Net income for Q4/06 increased over Q3/06 primarily due to the increased revenue partially offset by higher overall expenses.

2007

•

Revenue in Q1/07 improved over revenue in Q4/06 primarily due to higher market data and issuer services revenue. Net income for Q1/07 increased over Q4/06 primarily due to the increased revenue partially offset by higher overall expenses.

•

Revenue in Q2/07 improved over revenue in Q1/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q2/07 increased over Q1/07 primarily due to the increased revenue and lower overall expenses, somewhat offset by lower investment income.

•

Revenue in Q3/07 declined slightly over revenue in Q2/07. Increased revenue from issuer services was more than offset by decreases in other sources of revenue. Net income for Q3/07 increased over Q2/07 primarily due to higher investment income and lower income taxes.

•

Revenue in Q4/07 increased over revenue in Q3/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q4/07 decreased over Q3/07 primarily due to increased income taxes and expenses which more than offset the higher revenue.

Review of Fourth Quarter Results

Compared with Q4/06

•

Revenue in Q4/07 improved over revenue in Q4/06 primarily due to higher issuer services, trading and market data revenue. Net income for Q4/07 decreased over Q4/06 primarily due to higher expenses and income taxes, which more than offset the increased revenue. Cash flows from operating activities in Q4/07 increased compared with Q4/06 largely due to an increase in accounts payable and accrued liabilities and a decrease in the value of the future tax asset that was partially offset by a decrease in net income and an increase in accounts receivable and prepaid expenses. Cash flows used in financing activities were higher in Q4/07 compared with Q4/06 primarily due to the repurchase of our common shares under the NCIB.

Compared with Q3/07

•

Revenue in Q4/07 increased over revenue in Q3/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q4/07 decreased over Q3/07 primarily due to increased income taxes and expenses which more than offset the higher revenue. Cash flows from operating activities in Q4/07 decreased compared with Q3/07 primarily due to a decrease in net income and an increase in accounts receivable and prepaid expenses that were partially offset by an increase in accounts payable and accrued liabilities and an increase in the value of the future tax asset. Cash flows used in financing activities were lower in Q4/07 compared with Q3/07 primarily due to a reduction in the amount of our common shares repurchased under the NCIB.

Critical Accounting Estimates

Revenue from Initial and Additional listing fees

We recognize revenue generated from initial and additional listing fees on a straight line basis over an estimated service period of ten years. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the value of the future tax asset related to these fees.

Long-term Incentive Plan

We have a long-term incentive plan under which we may grant restricted share units (RSUs). RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. In prior years, these obligations were estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of these obligations. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligations in this manner provided a better estimate of the payout compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase these obligations and compensation and benefits costs by $1.1 million for 2007. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

Change in Accounting Policy

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit on January 1, 2007 by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during 2007 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable Securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording accumulated other comprehensive income of $0.6 million as of January 1, 2007. As financial assets, these investments were recorded at fair value and unrealized losses of $3.1 million were recorded in investment income in 2007.

Total Return Swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and RSUs that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders as an adjustment to income. The fair values of the total return swaps were $4.1 million at December 31, 2007 and $0.8 million at December 31, 2006. During 2007, unrealized gains of $3.0 million were reflected as a decrease in compensation and benefits costs and general and administration costs. During 2006, unrealized gains of $0.4 million were reflected as a decrease in compensation and benefits costs and general and administration costs.

NGX - Fair Value of Open Energy Contracts

As part of its clearing operations, NGX becomes the central counterparty to each transaction. We record NGX’s energy contract receivables and offsetting payables for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not been made. With the adoption of the new accounting rules issued by the CICA, the fair value at the balance sheet date of the undelivered physically settled trading contracts and the forward financially settled trading contracts is recognized in the consolidated assets and liabilities as open energy contracts. At December 31, 2007, we recorded a receivable of $74.9 million related to the fair value of open energy contracts and an offsetting payable of $74.9 million. We did not record the fair value of open energy contracts, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. There is no impact on the consolidated statement of income.

Future Change in Accounting Policy

Capital Disclosures

In December 2006, the CICA issued Section 1535 “Capital Disclosures”, which establishes standards for disclosing an entity’s objectives, policies and processes for managing capital, Section 3862 “Financial Instruments – Disclosure” and Section 3863 “Financial Instruments – Presentation”. These new standards are effective for the Company beginning January 1, 2008.

We are determining the impact that these changes will have on our consolidated financial statements.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

The Interim Co-Chief Executive Officer (Interim Co-CEO) and Interim Co-Chief Executive Officer and Chief Financial Officer (Interim Co-CEO and CFO) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our filings under securities legislation is accumulated and communicated to management, including the Interim Co-CEO and Interim Co-CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. We regularly review our disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Our management, including the Interim Co-CEO and Interim Co-CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the Interim Co-CEO and Interim Co-CEO and CFO have concluded that our disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TSX Group, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of TSX Group are being made only in accordance with authorizations of management and directors of TSX Group, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of TSX Group’s assets that could have a material effect on the financial statements.

There have been no changes to the design of our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Strategies and Outlook14

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. Our corporate strategy has evolved through our assessment of the exchange sector and of our business. We plan to capitalize on our competitive advantages by pursuing the strategies described below, organically and through acquisitions, strategic alliances and investments to achieve profitable growth and maximize shareholder returns.

Strategies:

•	To continue to focus on growth of our core business domestically in terms of superior technology, order flow and products and services.
•	To achieve a leadership position in all asset classes inside Canada, with a particular focus on fixed income, energy and derivatives.
•	To pursue aspirations beyond Canada based on our competitive advantages.
Competitive Advantages
Domestic: • Brand and reputation • Pre-eminent domestic position • Trading and data technology capability • Marketplace operations capability • Data platform and capability	International: • Mining listings and expertise • Oil & Gas listings and expertise • SME expertise

_________________________

14  The “Strategies and Outlook” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

Continue to focus on growth of our core business domestically in terms of superior technology, order flow and products and services

Issuer Services

•

The listings operations of Toronto Stock Exchange and TSX Venture Exchange are focused on business development. It is expected that an increased number of listings will lead to more trading through increased order flow.

Toronto Stock Exchange, specifically, will:

•	Continue to focus on listing structured equity products, such as ETFs, which expand our reach into the investment marketplace.
•	Offer value-added products and services to our listed issuers by collaborating with industry leaders, such as our 2007 purchase of Equicom.

TSX Venture, specifically, will:

•	Focus on pursuing initiatives that drive new listings, such as expanding its Capital Pool Company® program and executing its Public Venture Capital Campaign.
•	Offer mentoring programs designed to enhance existing issuers’ probability of success as public companies.
•	Pursue growth in Central and Eastern Canada, where public venture capital markets are relatively less developed.
•	Pursue growth in untapped non-resource sectors.

Equity Trading

There are three key drivers to increased trading:

Superior Technology

•

Speed of execution is a necessity due to the rapid growth of algorithmic trading and we have taken steps to enhance capacity and performance. Our TSX Quantum trading engine will enhance the reliability, scalability, low cost and high speed of execution, which underpins us as a world leading electronic marketplace. We launched the TSX Quantum trading engine in December 2007 and will continue its roll-out throughout 2008.

Innovative Products

•

We will continue to develop and offer new customized trading products and services, such as TSX MOCTM, Multiple Broker Give Up, FOXTM and ATXTM, designed to meet the distinct needs of various investors and intermediaries and bring more liquidity and efficiency to the marketplace. In 2008 we plan to introduce a smart order router that should help domestic and international customers meet best execution obligations. In addition, we also plan to offer co-location to customers in 2008.

Competitive Trading Fees

•

In both 2006 and 2007, we implemented changes to the trading fee structure on Toronto Stock Exchange and TSX Venture Exchange targeted at taking advantage of our leading edge technology by attracting more volume and incenting liquidity from global players.

Market Data

TSX Datalinx will focus on:

•	Increasing penetration of existing customers and up-selling them to premium content products.
•	Continuing to work with market data vendors to upgrade their data delivery capabilities.
•	Continuing to provide direct distribution to clients (TSX Direct) to meet their needs for reduced data latency.
•

Expanding the availability of market data information for our customers across North America by becoming a market centre on SFTI, allowing customers access to real-time market information with extremely low latency.

•	Leveraging existing data capabilities and infrastructure (LinxPointOne™) to add new content, such as Over-the-Counter (OTC), fixed income, foreign exchange, and other premium data.
•	Providing customers with the opportunity to co-locate their data infrastructure within our data centre.
•	Building on our agreement with The Canadian Press to provide fact-based, non-biased journalist generated news.

Achieve leadership position in all asset classes inside Canada, with particular focus on fixed income, energy and derivatives

Fixed Income Trading

•

We are a leading participant in the Canadian fixed income market following the acquisitions of Shorcan and PC-Bond (including the DEX Fixed Income Indices) in 2006. Shorcan is an IDB offering clients trading in federal, provincial, corporate and mortgage bonds and treasury bills and PC-Bond (DEX Fixed Income Indices) is the leading provider of fixed income indices in Canada.

•	Through our 47% stake in CanDeal, we also provide dealer to client fixed income trading. CanDeal has achieved significant growth since its inception and reported a profit of $0.4 million in 2007.
•

CanDeal continues to focus on expanding its product and service offering, adding more liquidity providers and attracting more institutional customers. CanDeal also provides access beyond Canada through its technology and co-marketing agreement with Thomson TradeWeb®.

Energy Trading

•

We entered the energy trading and clearing business in March 2004 when we purchased NGX. NGX will continue to focus on growing its business. In October 2006, we added to our energy business when we acquired Watt-Ex, a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

•

On March 28, 2007, we announced the formation of a transformative technology and clearing alliance for the North American natural gas and Canadian power markets between NGX and ICE. Scheduled for launch in the first quarter of 2008, the alliance brings together the respective strengths of NGX, Canada’s leading energy exchange and North America’s leading physical clearing and settlement facility in energy, and ICE, a world leading electronic energy and soft commodities marketplace. Under the arrangement, North American physical natural gas and Canadian electricity products will be offered through ICE’s leading electronic commodities trading platform. NGX will serve as the clearinghouse for these products.

•

In September 2007, we entered into an agreement with Enbridge and Circuit Technology to acquire all of the shares of NTP after March 15, 2009. NTP is the leading Canadian electronic platform and clearing facility for crude oil. We have a right to acquire NTP from its shareholders, Enbridge and Circuit Technology, at a price between $40.0 million and $95.0 million depending on NTP’s 2008 net earnings. The purchase price payable to Circuit Technology will be satisfied by the issuance of TSX Group shares.

Derivatives

Combination with MX15,16

On December 10, 2007, we entered into a combination agreement (the Agreement) with MX pursuant to which TSX Group will indirectly acquire all of MX’s outstanding common shares for total consideration of up to approximately 15.3 million of our common shares and up to $428.2 million in cash. Under the terms of the Agreement, MX shareholders will ultimately receive, at the election of each holder:

◦

0.7784 of a common share of TSX Group (the equivalent of $39.00 as the market close on November 28, 2007, being the last business day prior to the confirmation of combination discussions by both companies), or

◦	$39.00 in cash,

for each common share of MX, subject in each case, to proration.

After the effect of full proration, each MX shareholder will be entitled to receive 0.5 of a common share of TSX Group and $13.95 in cash.

We intend to finance the cash consideration with a three-year term facility of $430.0 million underwritten by two Canadian chartered banks. We have also entered into a three-year, $50.0 million revolving credit facility with these banks.

This combination will be effected by way of an amalgamation of MX with an indirect, wholly-owned subsidiary of TSX Group, which requires approval by the shareholders of MX at a shareholders’ meeting scheduled for February 13, 2008 and regulatory approvals including approvals from Québec’s Autorité des marchés financiers, the Competition Bureau, Toronto Stock Exchange and the United States Securities and Exchange Commission.

MX has agreed to pay TSX Group a termination fee of $45.7 million if the amalgamation is not completed for certain reasons. Assuming the amalgamation closes in the first quarter of 2008, we will incur costs and fees of approximately $15.2 million in connection with the Agreement and the amalgamation, including, without limitation, external advisory fees, bank fees, filing fees and employment costs, which will be included in the purchase price. In addition, we may incur contract termination fees (see Arrangement with ISE) and employment costs of approximately $17.0 million which, if required, would be expensed in the period they are incurred.

For further details on the proposed amalgamation with the MX, please refer to the MX Management Information Circular filed with Canadian securities regulators on January 14, 2008 and available on SEDAR at www.sedar.com including unaudited pro forma condensed combined

_________________________

15 The “Combination with MX” section above contains certain forward-looking statements. Please refer to “Forward-Looking Information, Risks and Uncertainties” for a discussion of risks and uncertainties related to such statements.

16 Subject to regulatory approval.

financial information of TSX Group, giving effect to the amalgamation as at September 30, 2007, for the year ended December 31, 2006 and the nine month period ended September 30, 2007. The following strategic factors were considered in connection with our proposed business combination with MX:

◦

Improved positioning in light of global exchange consolidation trends. Substantial consolidation in the exchange sector has occurred and continues to occur around the world. The combination will create a substantially larger entity that will be better positioned to compete and benefit from this consolidation trend.

◦

Greater product offering. TSX Group and MX have limited product overlap. As an integrated exchange group bringing together our operational, financial and technical resources with those of MX, the combined entity will offer its customers access to diversified products and services. The combination of TSX Group and MX will create a leading North American exchange group encompassing multiple asset classes and comprising a broad range of cash and derivatives products, including products based on interest rates, equities, equity indices, foreign exchange, energy and environmental financial products. The combined entity will be well positioned to compete against other U.S. and foreign exchanges and the over-the-counter market in a rapidly evolving industry.

◦

Increased size and financial strength. On a pro forma basis after giving effect to the amalgamation, the combined entity would have had combined revenue and net income of $432.0 million and $132.6 million, respectively, for the year ended December 31, 2006 and $376.9 million and $122.2 million, respectively, for the nine-month period ended September 30, 2007.

On a pro forma basis after giving effect to the amalgamation, the combined entity would have a strong balance sheet and the potential to generate cash flow to finance future expansion, investment in new or improved technology, and development of new products and services for its customers.

◦	More diversified revenue base. The combination will allow us to further diversify our revenue base by including revenue from trading and clearing derivatives as well as by distributing market data.
◦

Combination creates opportunity to achieve meaningful synergies. The combination is anticipated to create significant value for our shareholders through the combined entity’s enhanced growth profile and opportunity to realize meaningful synergies. TSX Group and MX are currently targeting annual cost synergies of $25.0 million, expected to be achieved by rationalizing premises and data centres, reducing corporate costs and optimizing technology. Depending on when the amalgamation occurs, synergies will be partially phased in during 2008, with most of the $25.0 million in synergies expected to be realized in 2009. In addition, the combined entity will target revenue synergies by developing new trading, clearing and market data products, leveraging a broader platform across multiple asset classes, targeting cross-selling opportunities over the combined TSX Group – MX customer base, optimizing clearing models, and expanding the combined customer base globally.

◦

Combination creates opportunities to accelerate growth strategies. By bringing together the strong markets, teams and expertise of MX and TSX Group, the combined entity will be well positioned to grow trading volumes, including by developing and launching new products, and will have the resources and scale to develop new high-value data services and offer an integrated clearing solution to an enlarged and international customer base. Furthermore, the combination allows the combined entity to generate growth prospects and strategies, including growth strategies outside of Canada, particularly in the U.S. via MX’s interest in the Boston Options Exchange Group LLC (BOX).

Arrangement with ISE

On August 14, 2007, we announced the completion of the shareholders’ agreement for CDEX Inc. (CDEX), which would operate DEX, our new Canadian derivatives exchange. CDEX is owned 52% by TSX Group and 48% by a wholly-owned subsidiary of International Securities Exchange. DEX was scheduled to begin operations in March 2009. CDEX was funded with $26.0 million, representing the estimated cost of setting up the exchange, which was split between the two shareholders according to their share ownership in CDEX. If we complete the transaction to create TMX Group, we will not be moving forward with our plans to launch DEX in March 2009; however, we continue to explore alternative business opportunities with ISE.

In connection with the announcement of the agreement to combine with MX, we provided ISE with a notice of a competing transaction as required under the terms of the CDEX shareholders’ agreement. If the parties are unable to agree to an alternative business arrangement, originally by January 10, 2008 and subsequently extended to March 31, 2008 through an amending agreement, we will be required to pay ISE $15.2 million plus interest. If the payment is required, it will be expensed in the period incurred.

Pursue aspirations beyond Canada based on our competitive advantages

Leading Global Resource Exchange Group

We will create a unique platform and differentiate ourselves globally by leveraging our strengths in natural resources. Implementation of this strategy will include providing listings, trading and clearing of resource equities, fixed income, options and futures for natural resource companies and the underlying commodity products. Resource companies and investors will value our comprehensive integrated resource offerings, deep liquidity, and attractive economics. This strategy will capitalize on the rapid global growth of the resource sector and on Canada’s evolving position as a leading energy supplier. Our current base of resource listings, together with our ownership of NGX, provides us with a strong base upon which to build.

Leading North American Exchange for Small-Medium Enterprises (SMEs)

We are a leading exchange for SMEs, and we intend to expand this platform to attract North American and International listings. The SME market globally, and especially in the United States, is large and potentially underserved.

In 2007, our international business development efforts were focused on listing opportunities from China, Australia, Israel and the U.S. We completed a nine-city U.S. Campaign in 2007 focused on attracting SMEs in our strongest key sectors: mining, oil and gas, and technology. We added 23 new U.S. listings for the year and initiated new business opportunities across the largest capital market in the world.

Forward-Looking Information, Risks and Uncertainties

Forward-Looking Information

This MD&A contains “forward looking information” (as defined in applicable Canadian securities legislation) that is based on expectations, estimates and projections as of the date of this MD&A. Often, but not always, such forward looking information can be identified by the use of forward looking words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or the negatives of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or not be taken, occur or be achieved. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TSX Group to be materially different from any future results, performance or achievements expressed or implied by the forward looking information in this MD&A.

Examples of such forward looking information in this MD&A include, but are not limited to, (A) factors relating to the amalgamation with MX and the results expected to be achieved from the successful completion of the amalgamation, including: (1) the enhanced ability of TMX Group, as a combined entity, to compete globally; (2) the strengthened and more diversified revenue base of TSX Group; (3) the creation of opportunities to achieve cost and revenue synergies; (4) the acceleration of growth strategies; and (5) the potential for further expansion; all of which are subject to significant risks and uncertainties including those related to the successful completion of the transactions contemplated by the Agreement and the amalgamation agreement with MX including (i) the ability to obtain the regulatory approvals on the proposed terms and schedule; (ii) the risk that the businesses of MX and TSX Group will not be integrated successfully; (iii) the risk that the cost savings, growth prospects and any other synergies expected to result from the amalgamation may not be fully realized or may take longer to realize than expected; and (iv) the possibility that the Agreement or amalgamation agreement may be terminated and/or that the amalgamation may not proceed as expected or at all; and (B) factors relating to stock and derivatives exchanges and the business, financial position, operations and prospects of TSX Group, including changes to listing fees, trading fees, market data fees, the launch of NGX alliance with ICE, our strategies and outlook which are subject to significant risks and uncertainties, including competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources, on a national or international basis; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategies; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of trading operations on a small number of clients; the risks associated with NGX’s clearing operations; the risks associated with the credit of customers; cost structures being largely fixed; and dependence on market activity that cannot be controlled. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking information contained in this MD&A.

Such forward looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the amalgamation or otherwise about the ability of MX and TSX Group to successfully compete against global exchanges by creating through such an amalgamation an enterprise of increased scale; the accuracy, timing and ability to realize the projected synergies in respect of expected cash flows, cost savings and profitability, which will be dependent on, but not limited to, such factors as optimizing technology and data centres, reducing corporate costs and rationalizing premises (cost synergies are presented in this MD&A to provide one strategic rationale to support the benefits of a combination with MX and these estimated cost synergies should not be relied on for any other purpose); the timely completion of the steps required to be taken for the amalgamation of MX and TSX Group pursuant to the terms of the Agreement; the approvals or clearances required to be obtained by MX from its shareholders, the regulatory approvals being successfully obtained; business and economic conditions generally; exchange rates (including estimates of the U.S. dollar — Canadian dollar exchange rate), the level of trading and activity on markets, and particularly the level of trading in MX and TSX Group’s key products; the continued availability of financing on appropriate terms for future projects; productivity at MX or TSX Group, as well as that of MX’s or TSX Group’s competitors; market competition; research & development activities; the successful introduction of new derivatives and equity products; tax benefits/charges; the impact on MX and TSX Group of various regulations and initiatives; MX’s or TSX Group’s ongoing relations with their employees; and the extent of any labour, equipment or other disruptions at any of their operations of any significance other than any planned maintenance or similar shutdowns.

While we anticipate that subsequent events and developments may cause our views to change, we have no intention to update this forward looking information, except as required by applicable securities law. This forward looking information should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. We have attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward looking information. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. These factors are not intended to represent a complete list of the factors that could affect us or the amalgamation of MX and TSX Group. See “Risks and Uncertainties” below and risk factors outlined in materials filed with the securities regulatory authorities in Canada from time to time, including our most recent annual information form and the impact upon them of subsequently reported items.

Risks and Uncertainties

We have in place an integrated risk management process in which the Board assumes overall stewardship responsibility for risk; the Finance & Audit Committee of the Board assesses the adequacy of risk management policies and procedures; and Senior Management oversees implementation of risk management policies and processes. The management framework supporting the risk management objectives includes regular assessments of principal risks, and implementation of risk management tactics, which are monitored and adjusted as required.

We Depend on the Economy of Canada

Our financial results are affected by the Canadian economy. If the profit growth of Canadian-based companies is generally lower than the profit growth of companies based in other countries, the markets on which those other issuers are listed may be more attractive to investors than our equity exchanges. The threat of a prolonged economic downturn may also have a negative impact on investment performance, which could materially adversely affect the number of new listed issuers, the market capitalization of our listed issuers, additional securities being listed or reserved, trading volumes and market data sales.

We Face Competition from Other Exchanges, ATSs, OTC Markets and Other Sources and New Technologies

We face competition from other exchanges as well as from ATSs, ECNs and the OTC markets. This competition may intensify in the near future, especially as technological advances create pressure to develop more efficient and less costly trading in global or regional markets. If we cannot maintain and enhance our ability to compete or respond to competitive threats, this will have an adverse impact on our operating results.

We Face Increased Competition from Exchanges

We face increased competition for business from other exchanges, especially those in the United States as they consolidate and become public companies, and investing becomes more global. We face competition from foreign exchanges for listings of Canadian-based issuers and trading in their securities. If we are unable to continue to provide competitive trade execution, the volume traded in Canadian-based interlisted issuers on our equity exchanges could decrease in the future and adversely affect our operating results.

The trend for exchanges to form alliances or consolidate and become for-profit and publicly traded is increasing and will result in our competitors becoming stronger. If we are not included in any alliances, these developments could materially adversely affect our business and operating results.

Technological Advances Have Facilitated the Establishment of New Marketplaces and Trading Mechanisms

Technological advances have lowered barriers to entry and have facilitated the establishment of new marketplaces and trading mechanisms, such as ATSs and ECNs, to electronically trade securities and other financial instruments outside traditional exchanges. ATSs have a framework to operate in Canada under the ATS Rules and may become our significant competitors in the future. For example, in 2007, a group of Canada’s leading banks and investment dealers announced their intention to form an ATS to trade Toronto Stock Exchange listed securities which is currently set to launch in the second half of 2008. Other ATSs currently provide, or have announced their intention to provide, platforms that trade Toronto Stock Exchange listed securities. If these ATSs are successful in attracting significant order flow, our trading revenue could be materially adversely affected.

NGX, CanDeal and Shorcan Face Competition from OTCs and Other Sources

NGX’s business of trading and clearing energy contracts faces primary competition in energy markets in Canada and the United States from other marketplaces, electronic trading and clearing platforms and from the OTC or bilateral markets (with support from voice brokers). Voice brokers continue to provide efficient contract matching services for both standardized and structured products and are expanding their product offerings to include access to clearing facilities for trading parties who may have credit constraints. If NGX is unable to compete with these platforms and markets including voice brokers, NGX may not be able to expand, which could materially affect its business and operating results.

CanDeal faces competition primarily from the telephonic OTC market. If CanDeal fails to attract institutional order flow from this market, it would adversely affect its operating results.

Shorcan has several competitors in the fixed income IDB market. If Shorcan fails to attract institutional order flow from this market, it would adversely affect its operating results.

New Technologies Make It Easier to Disseminate Our Information

Technological advances, and in particular the Internet, have made it easier to download and disseminate electronic information. This may cause the value of our information to deteriorate since it is difficult to enforce restrictions on the use of information that is transmitted electronically. We may not be able to maintain or increase market data revenue if we cannot enforce our proprietary rights in the future.

Our Trading Operations Depend Primarily on a Small Number of Clients

During 2007, approximately 59% of our trading revenue on Toronto Stock Exchange and approximately 50% of our trading revenue on TSX Venture Exchange were accounted for by the top ten POs on each exchange. During 2007, approximately 36% of our trading revenue on Toronto Stock Exchange and approximately 34% of our trading revenue on TSX Venture Exchange was accounted for by the six largest Canadian banks and investment dealers. Our business, financial condition or operating results could be materially adversely affected if any one of these POs significantly reduced or stopped trading on our exchanges, or if two or more POs consolidated.

During 2007, approximately 9% of our trading operations revenue was derived from trading in the securities of the ten most actively traded listed issuers on our equity exchanges. If we lost one or more of these issuers, we would not only suffer a decrease in revenue from listing operations, but we would also suffer an even more significant decrease in revenue from trading operations.

We Need to Retain and Attract Qualified Personnel

Our success depends to a significant extent upon the continued employment and performance of a number of key management personnel whose compensation is partially tied to vested share options and long-term incentive plans that mature over time. The value of this compensation is dependent upon total shareholder return performance factors, which includes appreciation in our share price. The loss of the services of key personnel could materially adversely affect our business and operating results. We also believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel. There can be no assurance that we will be successful in retaining and attracting the personnel we require.

Geopolitical Factors Could Interrupt Our Critical Business Functions

The continuity of our critical business functions could be interrupted by geopolitical upheaval, including terrorist, criminal, political and cyber, or by other types of external disruptions, including human error, natural disasters, power loss, sabotage and vandalism.

We have a series of integrated disaster recovery and business continuity plans for critical business functions to mitigate the risk of an interruption. We currently maintain a duplicate facility within the Greater Toronto Area to provide redundancy and back-up to reduce the risk and recovery time of system disruptions for key systems. However, not all systems are duplicated, and any major disruption in the Greater Toronto Area may affect our existing and back-up facilities. Any interruption in our services could impair our reputation, damage our brand name, and negatively impact our financial condition and operating results.

We May Not Be Successful in Implementing Our Strategy

We invest significant resources in the development and execution of our corporate strategy to grow profitability and maximize shareholder returns. We may not succeed in implementing our strategies. We have limited experience pursuing new business opportunities or growth opportunities in new geographic markets. We may have difficulty executing our strategies because of, among other things, increased global competition, difficulty developing and introducing new products, barriers to entry in other geographic markets, and changes in regulatory requirements. Any of these factors could materially adversely affect the success of our strategies.

As part of our strategy to sustain growth, we expect to continue to pursue appropriate acquisitions of other companies and technologies. An acquisition will only be successful if we can integrate the acquired businesses’ operations, products and personnel; retain key personnel; and expand our financial and management controls and our reporting systems and procedures to accommodate the acquired businesses. If an investment, acquisition or other transaction (including the proposed business combination with MX) does not fulfill expectations, we may have to write down its value in the future or sell at a loss.

New Business Activities May Adversely Affect Income

We may enter new business activities that could have an adverse effect on our existing profitability. While we would expect to realize new revenue from these new activities, there is a risk that this new revenue would not be greater than the associated costs or any related decline in existing revenue sources.

We Are Subject to Significant Regulatory Constraints

The provincial securities regulators regulate us and our exchanges and regulators in other jurisdictions may regulate our future operations. This regulation may impose barriers or constraints which limit our ability to build an efficient, competitive organization and may also limit our ability to expand foreign and global access. Securities regulators also impose financial and corporate governance restrictions on us and our equity and, after the amalgamation with MX closes, derivatives exchanges. Some of the provincial securities regulators must approve or review our exchanges’ listing rules, trading rules, fee structures and features and operations of, or changes to our systems. These approvals or reviews may increase our costs and delay our plans for implementation. There could also be regulatory changes that impact our customers and that could materially adversely affect our business and operating results.

We Are Subject to Litigation Risks

Some aspects of our business involve risks of litigation. Dissatisfied customers, among others, may make claims with respect to the manner in which we operate. Although we benefit from certain contractual indemnities and limitations on liabilities, these rights may not be sufficient. In addition, with the introduction of civil liability for misrepresentations in our continuous disclosure documents and statements and the failure to make timely disclosures of material changes in Ontario and certain other jurisdictions, dissatisfied shareholders can more easily make claims against us. If a lawsuit or claim is resolved against us, it could materially adversely affect our reputation, business, financial condition and operating results.

We Depend on Market Activity that is Outside of Our Control

Our revenue is highly dependent upon the level of activity on our exchanges, including: the volume of securities traded; the number and market capitalization of listed issuers; the number of new listings; the number of active traders and brokerage firms in the market; and the number of subscribers to market data.

We do not have direct control over these variables. Among other things, these variables depend upon the relative attractiveness of securities traded on our exchanges and the relative attractiveness of our exchanges as a place to trade those securities as compared to other exchanges and other trading mechanisms. Those variables are in turn influenced by:

•	the overall economic conditions in Canada and the United States in particular, and in the world in general (especially growth levels and political stability);
•	the condition of the resource sector;
•	the interest rate environment and resulting attractiveness of alternative asset classes;
•	the regulatory environment for investment in securities;
•	the relative activity and performance of global capital markets;
•	investor confidence in the prospects and integrity of our listed issuers, and the prospects of Canadian-based listed issuers in general;
•	pricing volatility of global commodities and energy markets; and
•	changes in tax legislation that would impact the relative attractiveness of certain types of securities.

We may be able to indirectly influence the volume of trading by providing efficient, reliable and low-cost trading; maximizing the availability of timely, reliable information upon which research, advice and investment decisions can be based; and maximizing the ease of access to trading facilities. However, those activities may not have a positive effect on, or effectively counteract, the factors that are outside of our control.

Our Exchanges Depend on the Development and Acceptance of New Products

We are dependent to a great extent on developing and introducing new investment products and trading products and their acceptance by the investment community. While we continue to review and develop new products that respond to the needs of the marketplace, we may not continue to develop successful new products. Our current product offerings may become outdated or lose market favour before we can develop adequate enhancements or replacements. Other exchanges or ATSs may introduce new products or product enhancements that make our products less attractive. Even if we develop an attractive new product, we could lose trading activity to another marketplace that introduces a similar or identical product which offers greater liquidity or lower cost. We also may not receive regulatory approval (in a timely manner or at all) for our new products. Any of these events could materially adversely affect our business and operating results.

We Could Suffer Losses as a Result of NGX’s Clearing Activities

NGX is the central counterparty to each transaction conducted through its electronic platform. By providing a clearing and settlement facility, NGX is subject to the risk of a counterparty defaulting simultaneously with an extreme market price movement. NGX manages this risk by applying standard rules and regulations, and using a conservative margining regime based on globally-accepted margin concepts. This margining regime involves valuing the market stress of client portfolios in real-time and requiring participants to deposit liquid collateral in excess of those valuations. NGX conducts market stress scenarios regularly to test the ongoing integrity of its clearing operation. NGX also relies on established policies, instructions, rules and regulations as well as procedures specifically designed to actively manage and mitigate risks.

To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX’s guarantor for this credit agreement up to a maximum of US$100 million. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net assets. If NGX suffers a loss on its clearing operations, it could lose its entire net worth. The bank could also realize up to a maximum of US$100 million on our unsecured guarantee, to the extent required to cover the loss.

NGX faces operational and other risks associated with the clearing business, which, if realized, could materially affect its business and operating results.

We Depend Heavily on Information Technology, Which Could Fail or Malfunction

We are extremely dependent on our information technology systems. Our trading is conducted exclusively on an electronic basis. We have disaster recovery and contingency plans as well as back-up procedures to manage, mitigate and minimize the risk of an interruption or failure. We also test and exercise our disaster recovery plans for trading on Toronto Stock Exchange and TSX Venture Exchange, and include customers in that process. However, depending on an actual failure, those plans may not be adequate as it is difficult to foresee every possible scenario and therefore we cannot entirely eliminate the risk of a system failure or interruption. We have experienced occasional IT Operations failures and delays in the past, and we could experience future IT Operations failures and delays.

Our current technological architecture may not effectively or efficiently support our changing business requirements. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions. During 2006 we completed much of the work on TSXPress, which included three major trading system enhancements to reduce overall average response time and optimize executed speeds. In June 2007, we replaced core trading engine hardware with the next generation of new HP Integrity NonStop servers that use the Intel Itanium 2 processor.

We will continue to make additional expenditures to further enhance and upgrade our systems. We will need to continuously improve our information technology systems so that we can handle increases and changes in trading activity and to respond to customer demand for improved performance. This will require ongoing expenditures which may require us to expend significant amounts in the future. In 2006, we began development of the next generation of our trading engine, TSX Quantum. The key technology initiative of 2007 and 2008, TSX Quantum is expected to provide our customers with greater speed and capacity which we believe will enable us to attract higher volumes and even more liquidity. TSX Quantum began a phased roll out in December 2007 which will continue throughout 2008. If TSX Quantum fails to perform in accordance with expectations, cannot be rolled out on schedule or does not result in the expected higher trading volumes and liquidity, our business, financial condition and operating results may be materially adversely affected.

If our systems are significantly compromised or disrupted or if we suffer repeated failures, this could interrupt our trading services; cause delays in settlement; cause us to lose data; corrupt our trading operations, data and records; or disrupt our business operations. This could undermine confidence in our exchanges and materially adversely affect our reputation or operating results, and may lead to customer claims, litigation and regulatory sanctions.

Our Cost Structure is Largely Fixed

Most of our expenses are fixed and cannot be easily lowered if our revenue decreases, which could have an adverse effect on our operating results and financial condition.

We Depend on Third Party Suppliers

We depend on a number of third parties, such as CDS, RS, data processors, software and hardware suppliers, communication and network suppliers and suppliers of electricity for elements of our trading, data and other systems. These providers may not be able to provide these services without interruption and in an efficient, cost-effective manner. They also may not be able to adequately expand their services to meet our needs. If a service provider suffers an interruption in or stops providing services and we cannot make suitable alternative arrangements, it could materially adversely affect our business, financial condition and operating results.

We Depend on Adequate Numbers of Customers

If we determine that there is not a fair market, the markets will be shut down. There will not be a fair market if too few POs are able to access our equity exchanges or if too few contracting parties are able to access NGX’s market. If trading on our exchanges is interrupted or ceases, it could materially adversely affect our equity or energy operations, respectively, our financial condition and our operating results.

We Depend on and Are Restricted by Our Licence Agreements and Other Arrangements

Some of our products, including our trading and data systems and our index products, are based on licence agreements with third parties, which in some cases expire within the next few years. We may not be able to renew these agreements on favourable terms or at all. Any future licence agreement may provide opportunities for us, but it may also impose restrictions on us. If we fail to renew licence agreements on favourable terms or at all, it may materially adversely affect our business.

We are also party to agreements with RS and CanDeal under which we provide services for fees. If those agreements terminate or are not renewed, it may have an adverse effect on our operations.

We May Be Unable to Protect Our Intellectual Property

To protect our intellectual property rights, we rely on a combination of trade-mark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with our affiliates, customers, strategic partners, and others. This protection may not be adequate to deter others from misappropriating our proprietary information. We may not be able to detect the unauthorized use of, or take adequate steps to enforce, our intellectual property rights. We have registered, or applied to register, our trade-marks in Canada and in some other jurisdictions. If we fail to protect our intellectual property adequately, it could harm our brand and affect our ability to compete effectively. It could also take significant time and money to defend our intellectual property rights, which could adversely affect our business, financial condition, and operating results.

We license a variety of intellectual property from third parties. Others may bring infringement claims against us or our customers in the future because of an alleged breach of such a licence. If someone successfully asserts an infringement claim, we may be required to spend significant time and money to develop or license intellectual property that does not infringe upon the rights of that other person or to obtain a licence for the intellectual property from the owner. We may not succeed in developing or obtaining a licence on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if it is successful.

We May Not be Able to Meet Cash Requirements because of Our Holding Company Structure and Restrictions on Paying Dividends

As a holding company, our ability to meet our cash requirements and pay dividends on our shares depends in large part upon our subsidiaries paying dividends and other amounts to us. Our subsidiaries must comply with corporate and securities laws and with their agreements before they can pay dividends to us. In particular, the recognition order of TSX Group and TSX Inc. provides that if TSX Inc. fails to maintain any of its financial viability tests for more than three months, TSX Inc. will not, without the prior approval of the Director of the Ontario Securities Commission, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed by Ontario Securities Commission staff.

Restrictions on Ownership of TSX Group Shares May Restrict Trading and Transactions

Under the Securities Act (Ontario) and related regulations and orders, no person or company may own or exercise control or direction over more than 10% of any class or series of our voting shares, without obtaining the prior approval of the Ontario Securities Commission and, after the amalgamation with MX closes, the Autorité des marchés financiers. Each of the Ontario Securities Commission and, after the amalgamation with MX closes, the Autorité des marchés financiers will have complete discretion to grant its approval and may also change the 10% threshold in the future. A shareholder (or shareholders acting together) who contravenes these provisions may have its shares redeemed and have dividend and voting entitlements on its shares suspended. These restrictions may discourage trading in and may limit the market for our shares, may discourage potential acquisition and strategic alliance proposals, and may prevent transactions in which our shareholders could receive a premium for their shares.

TSX Group and MX previously announced that they have agreed to combine their organizations to create TMX Group, a leading integrated exchange group, by means of an amalgamation. This MD&A does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX filed a management information circular with Canadian provincial securities regulators on January 14, 2008 and TSX Group filed a registration statement with the United States Securities and Exchange Commission (“SEC”) on January 14, 2008 which included the management information circular. Investors and security holders are urged to read the management information circular regarding the proposed business combination because it contains important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular on SEDAR at www.sedar.com and a free copy of the registration statement including the management information circular on the SEC’s website at www.sec.gov. The management information circular may also be obtained for free on MX’s website www.m-x.ca or by directing a request to MX.

January 30, 2008